FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2016

Commission File Number:  001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
 United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                 No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

This announcement contains inside information

24 August 2016 07:00

ASTRAZENECA TO SELL SMALL MOLECULE
ANTIBIOTICS BUSINESS TO PFIZER

Value-creating divestment supports AstraZeneca's focus on three main therapy areas

Pfizer's dedicated focus on infectious diseases will
extend the reach of the antibiotics to more patients globally and maximise the potential of the late-stage, small molecule antibiotics business

AstraZeneca today announced that it has entered into an agreement with Pfizer Inc. (Pfizer) to sell the commercialisation and development rights to its late-stage small molecule antibiotics business in most markets globally outside the US*. The agreement reinforces AstraZeneca's focus on developing transformational medicines in its three main therapy areas, while realising value from the strong portfolio of established and late-stage small molecule antibiotics through Pfizer's dedicated commercialisation and development capabilities in anti-infectives. The portfolio comprises the approved antibiotics Merrem, Zinforo and Zavicefta, and ATM-AVI and CXL, which are in clinical development.

Under the terms of the agreement, Pfizer will make an upfront payment to AstraZeneca of $550 million upon completion and a further unconditional payment of $175 million in January 2019 for the commercialisation and development rights to the late-stage antibiotics business in all markets where AstraZeneca holds the rights. In addition, Pfizer will pay up to $250 million in commercial, manufacturing and regulatory milestones, up to $600 million in sales-related payments as well as recurring, double-digit royalties on future sales of Zavicefta and ATM-AVI in certain markets.

Luke Miels, Executive Vice President for Europe and Head of the Antibiotics Business Unit at AstraZeneca, said: "This agreement reinforces our strategic focus to invest in our three main therapy areas where we can make the greatest difference to patients' lives. We're pleased that our strong science in antibiotics will continue to serve a critical public health need through Pfizer's dedicated focus on infectious diseases, ensuring these important medicines reach greater numbers of patients around the world."

John Young, Group President, Pfizer Essential Health, said: "As we continue to reshape our Essential Health portfolio, we are focusing on areas that further address global public health needs and that complement our core capabilities and experience in therapeutic areas, including anti-infectives. We are committed to looking for ways to enhance our portfolio around the world where we offer patients and healthcare professionals access to more than 60 anti-infective and anti-fungal medicines. The addition of AstraZeneca's complementary small molecule anti-infectives portfolio will help expand patient access to these important medicines and enhance our global expertise and offerings in this increasingly important area of therapeutics, in addition to providing the opportunity for near-term revenue growth."

MedImmune's portfolio of biologics, on-market products such as FluMist/Fluenz and Synagis, and AstraZeneca's stake in Entasis Therapeutics, spun-off from AstraZeneca in 2015 and now operating as a stand-alone company focused on the development of innovative small-molecule anti-infectives, are not included as part of the agreement.

Financial considerations
The agreement with Pfizer is expected to close in the fourth quarter of 2016, subject to customary closing conditions. As AstraZeneca will de-recognise an intangible product asset and does not maintain a significant future interest in the late-stage small molecule antibiotics business all payments will be reported as Other Operating Income in the Company's financial statements. This includes the upfront payment of $550 million and unconditional payment of $175 million in 2019 (both to be recognised net of the aforementioned product intangible in 2016), the milestones of up to $250 million, the sales-related payments of up to $600 million and the recurring double-digit royalties on sales of Zavicefta and ATM-AVI.

AstraZeneca's established antibiotic medicines Merrem and Zinforo are available in more than 100 countries and generated Product Sales in 2015 of $250 million. The agreement does not impact AstraZeneca's financial guidance for 2016.

About AstraZeneca's small molecule anti-infective business

Medicine	Indication
Merrem/Meronem (meropenem)
Merrem/Meronem is a carbapenem anti-bacterial used for the treatment of serious infections in hospitalised patients. Meropenem is a broad-spectrum agent, originally created by Sumitomo Dainippon Pharma Co., Ltd. and indicated for the treatment of a wide variety of serious bacterial infections in adults and children, including pneumonia, community-acquired pneumonia and nosocomial pneumonia; broncho-pulmonary infections in cystic fibrosis; complicated urinary tract infections; complicated intra-abdominal infections; intra- and post-partum infections; complicated skin and soft tissue infections; and acute bacterial meningitis in adults and children over 3 months of age. In the US, Merrem is indicated as single-agent therapy for the treatment of intra-abdominal infections and bacterial meningitis when caused by susceptible strains of the designated microorganisms in adult and paediatric patients.

*AstraZeneca holds the global rights to commercialise Merrem, with the exception of Japan, China, Taiwan and Korea, where the rights are held by Sumitomo Dainippon Pharma Co., Ltd. In addition, Sumitomo Dainippon Pharma has an option to commercialise the product in Thailand, Singapore, Vietnam, Malaysia, Philippines, Indonesia and Hong Kong.

Zinforo (ceftaroline fosamil)
Zinforo was launched in October 2012 and is an intravenous cephalosporin antibiotic intended for use as a monotherapy in the treatment of adult patients with complicated skin and soft tissue infections (cSSTI) or community-acquired pneumonia (CAP). Zinforo is bactericidal and works by binding to and inhibiting penicillin-binding proteins (PBPs). Zinforo has been designed with a specific and novel mode of action which contributes to its bactericidal activity against the common causative pathogens of cSSTI, and CAP and unlike other cephalosporins, shows a high affinity for particular PBPs in MRSA. Zinforo has now been approved in 52 markets and launched in 32 markets.

*AstraZeneca holds the global rights to commercialise Zinforo, with the exception of North America and Japan, where the rights are held by Allergan Pharmaceutical Industries Limited and Takeda Pharmaceutical Company Limited Respectively.

Zavicefta (ceftazidime-avibactam)
Zavicefta is a combination antibiotic that has been developed to treat serious Gram-negative bacterial infections. It consists of a combination of avibactam and ceftazidime - a third-generation antipseudomonal cephalosporin with a well-established efficacy and safety profile. Avibactam (AVI, NXL104) is a first-in-class broad-spectrum b-lactamase inhibitor, which protects ceftazidime against degradation by Class A, C and some D, b-lactamases. The addition of avibactam to ceftazidime protects ceftazidime from breakdown by b-lactamases. Zavicefta offers a differentiated profile versus existing treatment options in serious Gram-negative infections through its coverage of a broad range of species of Enterobacteriaceae including those that produce extended-spectrum beta-lactamase and Klebsiella pneumoniae carbapenemase, together with activity against difficult-to-treat P. aeruginosa.

*AstraZeneca holds the global rights to commercialise Zavicefta, with the exception of North America, where the rights are held by Allergan Pharmaceutical Industries Limited.

ATM-AVI
ATM-AVI is a bactericidal, injectable combination of aztreonam (ATM) and a b-lactamase inhibitor, Avibactam (AVI, NXL104), which is in development for the treatment of life-threatening Gram-negative bacterial infections caused by multi-drug resistant (MDR) strains, including infections caused by metallo-beta-lactamase (MBL)-producing pathogens. ATM-AVI has the potential to be a replacement for, or alternative to, existing antibacterial agents, including colistin and tigecycline. ATM-AVI has completed its Phase I studies and is currently in Phase II development.

*AstraZeneca holds the global rights to commercialise ATM-AVI, with the exception of North America, where the rights are held by Allergan Pharmaceutical Industries Limited.

CXL
CXL is a novel, injectable bactericidal b-lactam/b-lactamase inhibitor combination of ceftaroline fosamil (marketed as Zinforo in AstraZeneca markets), a next-generation cephalosporin with activity against multidrug-resistant Gram-positive and common enteric Gram-negative pathogens, and Avibactam (AVI, NXL104), a potent b-lactamase inhibitor that inhibits Ambler Class A (including ESBL producers and KPC carbapenemases), Class C (Amp C) b-lactamase enzymes, and some Class D b-lactamase enzymes. CXL has completed a Phase II study and is ready for progression into Phase III.

*AstraZeneca holds the global rights to commercialise CXL, with the exception of North America, where the rights are held by Allergan Pharmaceutical Industries Limited.

About Pfizer Inc.
At Pfizer, we apply science and our global resources to bring therapies to people that extend and significantly improve their lives. We strive to set the standard for quality, safety, and value in the discovery, development, and manufacture of health care products. Our global portfolio includes medicines and vaccines as well as many of the world's best-known consumer health care products. Every day, Pfizer colleagues work across developed and emerging markets to advance wellness, prevention, treatments, and cures that challenge the most feared diseases of our time. Consistent with our responsibility as one of the world's premier innovative biopharmaceutical companies, we collaborate with health care providers, governments, and local communities to support and expand access to reliable, affordable health care around the world. For more than 150 years, Pfizer has worked to make a difference for all who rely on us. To learn more, please visit us at www.pfizer.com. In addition, to learn more, follow us on Twitter at @Pfizer and @Pfizer_News, LinkedIn, and like us on Facebook at Facebook.com/Pfizer.

About AstraZeneca
AstraZeneca is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three main therapy areas - Respiratory & Autoimmunity, Cardiovascular & Metabolic Diseases, and Oncology. The Company is also active in inflammation, infection and neuroscience through numerous collaborations. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information please visit: www.astrazeneca.com

CONTACTS

Media Enquiries
Esra Erkal-Paler	UK/Global	+44 203 749 5638
Vanessa Rhodes	UK/Global	+44 203 749 5736
Karen Birmingham	UK/Global	+44 203 749 5634
Rob Skelding	UK/Global	+44 203 749 5821
Jacob Lund	Sweden	+46 8 553 260 20
Michele Meixell	US	+1 302 885 2677
Investor Relations
UK
Thomas Kudsk Larsen		+44 203 749 5712
Craig Marks	Finance, Fixed Income, M&A	+44 7881 615 764
Nick Stone	Respiratory & Autoimmunity	+44 203 749 5716
Henry Wheeler	Oncology	+44 203 749 5797
Christer Gruvris	Infection & Neuroscience	+44 203 749 5711
US
Lindsey Trickett	Cardiovascular & Metabolic Diseases	+1 240 543 7970
Mitchell Chan	Oncology	+1 240 477 3771
Toll free		+1 866 381 7277

Adrian Kemp
Company Secretary
AstraZeneca PLC

-ENDS-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                        AstraZeneca PLC

Date: 24 August 2016

 By:  /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary